Exhibit 99.2      Press Release
PRESS RELEASE
January 27, 2003                For further information contact:
                                David M. Bradley
                                Chairman, President and Chief Executive Officer
                                North Central Bancshares, Inc.
                                825 Central Avenue  PO Box 1237
                                Fort Dodge, Iowa 50501
                                515-576-7531

NORTH CENTRAL BANCSHARES, INC. ANNOUNCES RECORD EARNINGS FOR YEAR ENDED DECEMBER 31, 2002
Fort Dodge, Iowa -- North Central Bancshares, Inc. (the "Company")
(Nasdaq: FFFD), the holding company for First Federal Savings Bank of Iowa (the "Bank"), announced today that the Company earned a record $3.37 diluted earnings per share for the year ended December 31, 2002, compared to diluted earnings per share of $2.41 for the year ended December 31, 2001, an increase in diluted earnings per share of 39.8%. In dollars, the Company's net income was a record $5.9 million for the year ended December 31, 2002, as compared to $4.5 million for the year ended December 31, 2001, an increase of 31.1%.

The Company's net income was $1.5 million, or diluted earnings per share of $0.87, for the quarter ended December 31, 2002, compared to $1.2 million, or diluted earnings per share of $0.69, for the quarter ended December 31, 2001, an increase in net income of 22.2% and in diluted earnings per share of 26.1%.

Total assets at December 31, 2002 were $403.9 million as compared to $379.4 million at December 31, 2001. The increase in assets resulted primarily from an increase in loans, offset by a decrease in interest-bearing cash and securities available-for-sale. Loans increased by $33.2 million, or 10.8%, to $341.1 million at December 31, 2002 from $308.0 million at December 31, 2001. The increase in loans was funded in part by increases in deposits and borrowings and decreases in interest-bearing cash and securities available-for-sale. At December 31, 2002, net loans consisted of $147.5 million of one-to four-family loans, $70.2 million of multifamily real estate loans, $70.5 million of commercial real estate loans and $53.0 million of consumer loans. The increase in loans was primarily due to the purchase of $79.3 million of multifamily and commercial real estate loans. Securities available-for-sale decreased $8.5 million, or 27.2%, from $31.4 million at December 31, 2001 to $22.8 million at December 31, 2002. The decrease in securities available-for- sale was primarily due to calls, maturities and sales during the year ended December 31, 2002.

Deposits increased $8.2 million, or 3.0%, to $277.0 million at December 31, 2002 from $268.8 million at December 31, 2001. Other borrowed funds increased $13.6 million, or 19.1%, to $85.0 million at December 31, 2002 from $71.4 million at December 31, 2001. The increase in the deposits and borrowed funds were used in part to fund asset growth.

Nonperforming assets were 0.34% of total assets as of December 31, 2002 compared to 0.36% of total assets as of December 31, 2001. The allowance for loan losses was $3.1 million, or 0.90% of total loans, at December 31, 2002, compared to $2.9 million, or 0.92% of total loans, at December 31, 2001.

                                     - MORE-
The net interest spread of 3.15% for the year ended December 31, 2002 represented an increase from the net interest spread of 2.68% for the year ended December 31, 2001. The net interest margin of 3.44% for the year ended December 31, 2002 represented an increase from the net interest margin of 3.03% for the year ended December 31, 2001. Net interest income for the year ended December 31, 2002 was $13.1 million, compared to net interest income of $11.0 million for the year ended December 31, 2001.

The Company's provision for loan losses was $383,000 and $210,000 for the years ended December 31, 2002 and 2001, respectively. The increase in the provision for loan losses was due primarily to increases in the loan portfolio for the year ended December 31, 2002. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior conditions, the volume and type of loans in the Bank's portfolio, and other factors related to the collectibility of the Bank's loan portfolio.

The Company's noninterest income was $5.7 million and $5.1 million for the years ended December 31, 2002 and 2001, respectively. The increase in noninterest income was due in part to increases in loan prepayment fees, abstract fees and sales of annuity and mutual funds, offset in part by a decrease in insurance sales.

The Company's noninterest expense was $9.6 million and $9.0 million for the years ended December 31, 2002 and 2001, respectively. The increase in noninterest expense was due in part to increases in salaries and employee benefits, data processing and other expenses, offset in part by a decrease in goodwill amortization. During the six months ended December 31, 2002, the Company recorded a pension contribution expense that totaled $105,000. The Company is a participant in the Financial Institutions Retirement Fund ("FIRF") and has been notified that a contribution will be required for the plan year ended June 30, 2003. The FIRF has been fully funded since July 1988 and no pension expense was recorded for the years ended December 31, 1989 until December 31, 2001.

Stockholders' equity was $38.7 million at December 31, 2002, compared to $35.9 million at December 31, 2001. Stockholders' equity increased by $2.8 million primarily due to earnings and the exercise of stock options, offset in part by stock repurchases and declared dividends. Book value, or stockholders' equity per share, at December 31, 2002 was $23.62 compared to $21.12 at December 31, 2001. The ratio of stockholders' equity to total assets was 9.6% at December 31, 2002, as compared to 9.5% at December 31, 2001.

All stockholders of record on December 16, 2002, received a quarterly cash dividend of $0.18 per share on January 7, 2003. On September 27, 2002, the Company commenced a new stock repurchase program for 100,000 shares, of which 77,600 shares remain to be repurchased. The Company has 1,640,280 shares of common stock currently outstanding.

During the year ended December 31, 2002, the Company repurchased a total of 133,100 shares or approximately 7.8% of its outstanding shares of common stock as of December 31, 2001 at prevailing market prices averaging $26.82 per share. Since its formation in 1996, the Company has invested a total of $43.6 million in the repurchase of 2,496,867 shares of its outstanding stock.

North Central Bancshares, Inc. serves north central and southeastern Iowa at nine full service locations in Fort Dodge, Nevada, Ames, Perry, Ankeny, Burlington and Mount Pleasant, Iowa through its wholly owned subsidiary, First Federal Savings Bank of Iowa, headquartered in Fort Dodge, Iowa. Construction has begun on a new 5,000 square foot facility in Ankeny, Iowa. The Bank's Ankeny office will relocate to this new office when completed, sometime during the first quarter of 2003.

                                    - MORE -
The Bank's deposits are insured by the Federal Deposit Insurance Corporation under the full extent permitted by law. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD".

Statements contained in this news release, which are not historical facts, contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risk and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in documents filed by the Company with the Securities and Exchange Commission from time to time. The Company or the Bank does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or the Bank.

For more information contact: David M. Bradley, President and Chief Executive Officer, 515-576-7531

FINANCIAL HIGHLIGHTS OF NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Condition

(Unaudited)
(Dollars in Thousands, except per share and share data)

                                                     December 31, 2002        December 31, 2001
                                                     ------------------------------------------
Assets
    Cash and cash equivalents                          $   15,169               $   19,909
    Securities available for sale                          22,834                   31,366
    Loans (net of allowance of loan loss of $3,118        341,146
    and $2,883, respectively)                               4,971                  307,981
    Goodwill                                               19,752                    4,971
                                                       ----------               ----------
    Other assets                                           15,148
       Total Assets                                    $  403,872               $  379,375
                                                       ==========               ==========
Liabilities
    Deposits                                           $  277,000               $  268,814
    Other borrowed funds                                   85,026                   71,413
    Other liabilities                                       3,098                    3,235
                                                       ----------               ----------
       Total Liabilities                                  365,124                  343,462
Stockholders' Equity                                       38,748                   35,913
                                                       ----------               ----------

      Total Liabilities and Stockholders' Equity       $  403,872               $  379,375
                                                       ==========               ==========
Stockholders' equity to total assets                         9.61%                    9.47%
                                                       ==========               ==========
Book value per share                                   $    23.62               $    21.12
                                                       ==========               ==========
Total shares outstanding                                1,640,280                1,700,280
                                                       ==========               ==========

Condensed Consolidated Statements of Income
(Unaudited)
(Dollars in Thousands, except per share data)

                                                          For the Three Months              For the Years
                                                           Ended December 31,             Ended December 31,
                                                          2002            2001           2002            2001
                                                        -------------------------------------------------------
Interest income                                         $ 6,737         $ 6,644        $ 26,965        $ 27,500
Interest expense                                          3,387           3,773          13,911          16,514
                                                        -------         -------        --------        --------
    Net interest income                                   3,350           2,871          13,054          10,986
Provision for loan loss                                      57              60             383             210
                                                        -------         -------        --------        --------
    Net interest income after provision for loan loss     3,293           2,811          12,671          10,776
Noninterest income                                        1,519           1,550           5,729           5,092
Noninterest expense                                       2,530           2,453           9,582           9,046
                                                        -------         -------        --------        --------
    Income before income taxes                            2,282           1,908           8,818           6,822
Income taxes                                                780             678           2,953           2,347
                                                        -------         -------        --------        --------
    Net income                                          $ 1,502         $ 1,230        $  5,865        $  4,475
                                                        =======         =======        ========        ========

Basic earnings per share                                $  0.92         $  0.73        $   3.58        $   2.54
                                                        =======         =======        ========        ========
Diluted earnings per share                              $  0.87         $  0.69        $   3.37        $   2.41
                                                        =======         =======        ========        ========

Selected Financial Ratios

                                                           For the Three Months                 For the Years
                                                            Ended December 31,               Ended December 31,

                                                         2002              2001            2002              2001
                                                       -----------------------------------------------------------
Performance ratios
    Net interest spread                                  3.22%             2.96%           3.15%             2.68%
    Net interest margin                                  3.48%             3.24%           3.44%             3.03%
    Return on average assets                             1.48%             1.30%           1.47%             1.17%
    Return on average equity                            15.45%            13.59%          15.57%            12.21%
    Efficiency ratio (noninterest expense divided by
      the sum of net interest income before provision
      for loan losses plus noninterest income)          51.95%            55.48%          51.01%            56.26%